

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 27, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Common Shares of Beneficial Interest, $.01 par value per share, of Innovator MSCI EAFE Power Buffer ETF™ – July, a series of Innovator ETFs Trust under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.